Exhibit 99.2

May 25, 2017 2017 First Quarter Results Ended March 31, 2017

5/25/2017 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q1’17 Results 2 Q&A 3 2

This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the sale of Double Down Interactive LLC, as described in the Company’s news release dated April 17, 2017 furnished to the United States Securities and Exchange Commission (the “SEC”) on April 18, 2017 (File No. 17765611) (the “DDI Transaction”), may not be consummated in a timely manner or at all, including as a result of a failure to satisfy a condition to closing (including regulatory approvals); the possibility that there may be an adverse effect or disruption from the DDI Transaction that negatively impacts the Company’s remaining businesses; the possibility that the anticipated benefits of the DDI Transaction or the strategic partnership with DoubleU Games may not be realized as presently contemplated or at all; the costs and charges related to the DDI Transaction being greater than anticipated; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which the Company operates; the Company’s ability to hire and retain key personnel; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the Company; international, national, or local economic, social or political conditions that could adversely affect the Company or its customers; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published earnings per share of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Cautionary Statement Regarding Forward-Looking Statements 5/25/2017 3

Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures through non-GAAP financial measures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. International Game Technology PLC’s management believes that referring to constant currency or adjusted measures provides a useful way to evaluate International Game Technology PLC’s underlying performance, as the effects of occasional circumstances or of external factors that are beyond management’s control can this way be neutralized, allowing a more comprehensive understanding and evaluation of operating results, business trends and future prospects, as well as meaningful period-to-period and peer companies comparisons, in the same manner as management does. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, International Game Technology PLC’s reported results prepared in accordance with U.S. GAAP. 5/25/2017 4

STRATEGIC UPDATE

5/25/2017 6 Unusually high revenue and profit comparisons Jackpot and Late Numbers activity Large gaming system and software sales New Italy Lotto concession Strengthened global Lottery leadership Solid underlying growth First AuroraTM installation Significant progress on Italy Lotto terminal upgrade Improved global Gaming KPIs Global installed base up sequentially Strong gaming machine unit shipments; proven content on new cabinets Q1’17: A Dynamic Period with Important Strategic Progress

5/25/2017 7 Bringing innovation to market in 2017 Several new cabinets planned for second half Expect improved North America and International trends Positive early reviews on new products Adopting new business model in social casino Strategic partnership with DoubleU Games Monetizing non-core assets Selling DoubleDown for $825 million, 10.5x 2016 Adjusted EBITDA $155 million sale of Reno facility Expect improved sales and profit trends in the second half Q1’17: A Dynamic Period with Important Strategic Progress

2017 FIRST QUARTER FINANCIAL RESULTS

Revenue Adjusted Operating Income Q1’17 Financial Highlights Adjusted EBITDA Diluted EPS $ M except EPS -9% -17% -21% Notes: As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) Notes: $/€ FX daily average: 1.07 in Q1’17; 1.10 in Q1’16 5/25/2017 9

Developments Q1’17 North America Gaming & Interactive Highlights Revenue $ M Key Performance Indicators Service revenue impacted by lower installed base; WAP yields positive Y/Y (Wheel of Fortune®, Megabucks®) DoubleDown reflects lower DAUs Y/Y; monetization improved Product sales reflect comparison with large system sale in Q1’16 Terminal sales up 3%, driven by Crystal Dual® and Crystal Slant® performance; Golden Egypt and Ocean MagicTM among top titles sold in the quarter Operating Income impacted by lower revenue, increased D&A on investments in the installed base, and higher jackpot expense 5/25/2017 10 Q1'17 Q1'16 % Change Revenue 305 339 -10% Operating Income 66 89 -26% DDI Social Revenue 68 80 -15% Bookings per DAU $0.52 $0.47 11% Machine Units Shipped Q1'17 Q1'16 New & Expansion 1,157 902 Replacement 2,787 3,049 Total 3,944 3,951 Q1'16 Q2'16 Q3'16 Q4'16 Q1'17 Casino Installed Base 24,958 24,171 24,163 24,472 23,701

Q1’17 North America Lottery Highlights $ M Revenue Developments Key Performance Indicators Same-store revenue lower on record Q1’16 jackpot activity Solid underlying growth; instant tickets and draw-based games grew nearly 2% despite challenging multi-year comparisons Product sales improved on instant ticket printing Operating Income declined on lower multi-state jackpot-related revenues 5/25/2017 11 Q1'17 Q1'16 % Change Revenue 281 315 -11% Operating Income 69 88 -21% Same-store revenue growth Q1'17 Q1'16 Instants & Draw Games 1.5% 8.8% Multistate Jackpots -59.5% 93.4% Total SSR Growth -14.0% 22.7% Q1'16 Q2'16 Q3'16 Q4'16 Q1'17 VLT Installed Base 15,331 15,355 15,322 14,878 15,009

Q1'17 International Highlights

$ M

Revenue



185
2
(4)
(13)
(1)
169
(5)
164
Q1 '16
Lottery Service
Gaming Service
Product Sales
Other
Excl. FX
FX
Q1 '17

Key Performance Indicators

	Q1'17	Q1'16	% Change
Revenue	164	185	-11%
Operating Income	8	33	-76%

Machine Units Shipped	Q1'17	Q1'16
New & Expansion	595	185
Replacement	1,414	1,559
Total	2,009	1,744

Same-store revenue growth	Q1'17	Q1'16
Instants & Draw Games	3.2%	2.2%
Multistate Jackpots	-13.1%	4.3%
Total SSR Growth	2.0%	2.3%

	Q1'16	Q2'16	Q3'16	Q4'16	Q1'17
Installed Base	9,506	9,478	10,268	10,453	11,281

Developments

- 2% same-store revenue growth on strength in Latin America and Europe, partially offset by continued weakness in the U.K., including elevated jackpot activity Y/Y
- Gaming service revenue primarily impacted by exiting from certain interactive operations
- Installed base grew 8% sequentially driven by Greece VLTs and South Africa Class II
- Product sales reflect comparison with high-margin gaming software revenue in Q1'16; a portion of revenue associated with new & expansion units was deferred and did not contribute to the quarter
- Operating Income impacted by lower revenue; product sales mix and discounts; unfavorable FX and bad debt

5/25/2017
12

$ M Revenue Developments Key Performance Indicators Q1’17 Italy Highlights Revenue impacted by new Lotto concession terms Lotto wagers primarily reflect lower contribution from Late Numbers, partially offset by continued growth in 10eLotto/Numero ORO; Scratch & Win stable Machine Gaming revenue up on increased vertical integration and higher AWP units installed Sports Betting down on higher payout (+850 bps), consistent with industry trends in the period Operating Income down on new Lotto concession dynamics and Sports Betting performance, partially offset by machine gaming growth 5/25/2017 13 Amortization (23) Rate (10) Q1'17 Q1'16 % Change Revenue 402 444 -9% Operating Income 125 148 -15% €M Q1'17 Q1'16 % Growth Lotto Wagers 1,873 1,928 -2.8% 10eLotto 1,243 1,193 4.2% Core 525 559 -6.0% Late Numbers 106 176 -40.1% S&W Wagers 2,341 2,355 -0.6% Sports Betting Wagers 257 221 16.7% Sports Betting Payout 89.4% 80.9% 8.5 pp Gaming Wagers VLT - Operator (B2C) 1,415 1,398 1.2% AWP 1,009 1,080 -6.6% Interactive 468 424 10.3%

$ M Debt and Leverage Profile Net debt improved compared to year-end 2016 Net Debt/LTM Adj. EBITDA 4.31x 4.44x 5/25/2017 14 7,569 (371) 210 8 (131) 172 13 (123) 7,347 51 7,398 12/31/16 @ 1.05 EBITDA Interest Exp. - Net Income Taxes Other Cash from Ops. Capex Minorities Other - (Net) Before FX FX 3/31/17 @ 1.07

Q1’17 Cash Flow Statement $ M Strong Operating Cash Flow in Q1’17 - Includes approximately $211 million in cash interest paid - Disciplined working capital management Capex includes Italy Lotto network and infrastructure upgrades Other includes approximately $155 million from sale of the Reno, Nevada facility Final Lotto upfront concession payment in Q2’17 - ~$190 million (~$115 million net) 5/25/2017 15 Cash Flow Q1'17 Net Cash Flows from Operating Activities 284 Capex (172) Free Cash Flow 112 Debt Proceeds/(Repayment), Net (54) Other - Net 116 Other Investing/Financing Activities 62 Net Cash Flow 174 Effect of Exchange Rates/Other (5) Net Change in Cash 169 Cash at End of the Period 463

FY’17 Outlook 2017 adjusted EBITDA of $1,600 - $1,680 million Assumes closing of DoubleDown transaction before end Q2’17 Includes impact of new gaming machine taxes in Italy Prior outlook was for adjusted EBITDA of $1,680 - $1,760 million CapEx for lottery and gaming installed base, ex-Lotto $525-$575 million maintenance CapEx, including ~$100 million related to timing of new Florida Lottery contract ~$100 million growth CapEx Lotto cash outlay of ~$320 million (~$195 million net) ~$190 million final upfront concession payment (~$115 million net); paid in April 2017 ~$130 million additional cash outflow for network and infrastructure upgrades (~$80 million net) Net debt of $6,950 - $7,150 million, reflecting DoubleDown sale Prior outlook was for net debt of $7,600 - $7,800 million Assumes $/€ FX of 1.10 Other items Cash taxes of $325-$375 million Purchase accounting of ~$375 million 5/25/2017 16

APPENDIX

Note: $/€ FX daily average: 1.07 in Q1’17; 1.10 in Q1’16 $ M except EPS Q1’17 Income Statement (As Reported) 5/25/2017 18 % Constant Currency Income Statement Q1'17 Q1'16 Change Q1'17 % Chg. Service Revenue 1,027 1,136 -10% 1,046 -8% Product Sales 126 146 -14% 126 -14% Total Revenue 1,153 1,282 -10% 1,172 -9% Adjusted EBITDA 371 460 -19% 381 -17% Operating Income 119 188 -37% 126 -33% Interest Expense, Net (112) (114) Foreign Exchange (47) (162) Other 3 (7) Financial Charges, Net (156) (283) Income Before Tax (37) (95) 61% Net Income (Loss) (27) (86) 69% Net Income (Loss) - Owners (55) (93) 41% Diluted EPS (0.27) (0.46) 41%

Q1’17 Reconciliation of Non-GAAP Measures $ M except EPS 5/25/2017 19 Adjustments 1Q'17 As Purchase Foreign Impairment/ Trans. 1Q'17 As Reported Accounting Exchange Restructure Expense Adjusted Total Revenue 1,153 (1) - - - 1,152 Cost of Services 625 (44) - - - 581 Cost of Sales 114 (29) - - - 85 SG&A 201 (35) - - - 166 R&D 83 (1) - - - 82 Restructuring 9 - - (9) - - Transaction Expense 2 - - - (2) - Total 1,034 (109) - (9) (2) 914 Operating Income 119 108 - 9 2 238 Foreign Exchange (47) - 47 - - - Other Income (Net) 3 (1) - - - 2 Interest Expense (Net) (112) 1 - - - (111) Total (156) - 47 - - (109) Income Before Taxes (37) 108 47 9 2 129 Income Taxes (10) 37 11 3 1 42 Net Income (27) 71 36 6 1 87 Minority Interest 28 - - - - 28 Attributable to IGT (55) 71 36 6 1 59 EPS - Diluted (0.27) 0.29 WASO - Diluted 202.5 203.1

Q1’17 Reconciliation of Non-GAAP Measures $ M 5/25/2017 20 As Reported Q1'17 Q1'16 Net Income (27) (86) Benefit from Income Taxes (10) (9) Non-Operating Expenses 156 283 Amortization 116 125 Depreciation 92 99 Amortization of Upfront Payments to Customers 50 28 Stock Compensation 1 9 Restructuring Expense 9 9 Non-Cash Purchase Accounting (Excluding D&A) - 1 Transaction Expense, Net 2 1 Bad debt recovery (18) - Adjusted EBITDA 371 460